EXHIBIT 4

POWER OF ATTORNEY

Know all by these presents that the undersigned hereby makes, constitutes and appoints James H. Spalding, Phillip W. Roe, Gary D. Willis and John J. Faldetta, Jr., or any of them signing singly, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned, to execute and deliver such forms, including amendments thereto, as may be required to be filed from time to time with the U.S. Securities and Exchange Commission with respect to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), including without limitation Schedule 13G and any Joint Filing Agreement pursuant to Rule 13d-1(k).

Charles N. Martin, Jr. 2012 Irrevocable Grantor Retained Annuity Trust U/A/D May 24, 2012

By:	/s/ Charles N. Martin, Jr.
Name:	Charles N. Martin, Jr.
Title:	Trustee

Date: February 12, 2013